Exhibit 7(d)

March 31, 2005

Banc of America Investment Services, Inc.
Attention: Richard Piatas
901 Main Street
Suite 1900
Dallas, Texas 75202

Attention: Richard Piatas and Tyler Beeson

Re: Rule 10b5-1 Plan (Liberty Media International, Inc. Series B Common Stock) for John C. Malone 2002 Charitable Remainder Trust

Ladies and Gentlemen:

     This agreement is intended to create a plan for the periodic purchase of Series B Common Stock, par value $.01 per share (“Series B Stock”), of Liberty Media International, Inc., a Delaware corporation (the “Company”) pursuant to Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If this letter is signed by more than one person or entity other than you, “I”, “me” or “my” as used herein shall mean each signer.

     1. Commencing on the date hereof, you will use your reasonable efforts to purchase on my behalf as a “limit, not held” order a number of shares of Series B Stock as you determine is reasonable given your securities brokerage expertise, taking into consideration all facts available to you, up to a number of shares of Series B Stock per trading day as specified on Schedule I attached hereto on a daily basis (the “Share Amount”), provided the purchase price per share is not more than the amount determined in accordance with Schedule I. The maximum aggregate number of shares of Series B Stock to be purchased under this agreement shall be as set forth on Schedule I attached hereto (the “Maximum Share Amount”). You are not required to execute purchases immediately and may use your discretion to work the purchase of shares on each trading day as a “not held” order, using your brokerage judgment as to the timing, price and amount of purchases, subject to the limits set forth in this agreement.

     2. This agreement shall terminate on the earlier of: (a) June 1, 2005; (b) the death of John C. Malone; (c) the purchase of the Maximum Share Amount under this agreement; (d) the date I notify you in writing of the public announcement of (i) a tender or exchange offer for shares of Company common stock by the Company or any other person or (ii) a merger, acquisition, recapitalization or comparable transaction as a result of which Company common stock is to be exchanged or converted into shares of another company, other than the transactions contemplated by the Agreement and Plan of Merger, dated January 17, 2005, among the Company, UnitedGlobalCom, Inc. Liberty Global, Inc., Cheetah Acquisition Corp. and Tiger Global Acquisition Corp.; (e) the date on which you receive written notice of the commencement of any proceeding in respect of or triggered by my bankruptcy or insolvency; or (f) the date on which either party to this agreement delivers to the other party written notice of termination.

Banc of America Investment Services, Inc.
March 31, 2005

     3. I agree to deliver or cause to be delivered to you, cash not later than three days after the date that shares are purchased under this agreement, to the extent there is not sufficient cash in my account for you to fund the payment of the purchase price of such shares.

     4. Notwithstanding paragraph 1, you will not buy any shares of Company common stock under this agreement if the Company has notified you in writing that the purchases would not be permitted for a specified period of time in connection with a public offering of securities by the Company.

     5. Subject to the limits in this agreement, you shall have full discretion with respect to the execution of all purchases, and you will not be subject to any control or influence by me with respect thereto; provided, however, that in acting under this agreement you will be an independent contractor or my broker; you will not be my trustee or fiduciary. During the term of this agreement, I agree not to disclose any material nonpublic information about the Company to your officers and employees who are involved with my account and with making the purchases under this agreement.

     6. For all purchases under this agreement, you may act, in your sole discretion, as broker or as principal (including, if you are a market-maker in the Company common stock at the time that any purchases are to be made under this agreement, in your market-making capacity), and you will be entitled to your ordinary and customary brokerage commissions, transaction fees and similar charges, unless we have otherwise agreed in writing. The purchase price of the purchases will be debited from, and any shares of Series B Stock purchased pursuant to this agreement will be credited to, my account with you, and, unless specifically provided to the contrary herein, all purchases under this agreement will be subject to the terms and conditions of my customer agreement with you.

     7. You agree to provide me and the Company with reports of all purchases made pursuant to this agreement, within one day of the execution of any purchases under this agreement. In addition, you are authorized to provide the Company with a copy of all confirmations that are sent to me regarding transactions executed pursuant to this agreement. Such reports and confirmations may be in the form of electronic mail, facsimile or other written correspondence that is reasonably likely to provide me and the Company with actual notice of the execution of such purchases within such timeframe. The reports and confirmations sent to the Company are to be sent to the attention of: Elizabeth M. Markowski, Senior Vice President and General Counsel, Liberty Media International, Inc. (telephone number: (720) 875-6209; facsimile number: (720) 875-5858; email: liz@libertymi.com) or such other person as the Company may direct in writing from time to time. Reports and confirmations that are sent in the form of electronic mail shall be deemed received at the time at they are sent, provided that they are sent to the email addresses as set forth in this agreement. Reports and confirmations that are sent by facsimile shall be deemed received at the time they are sent, provided that they are sent to the facsimile numbers as set forth in this agreement with an appropriate answerback confirming receipt of transmission. Reports and confirmations that are sent by other means shall be deemed received at the time of actual receipt

Banc of America Investment Services, Inc.
March 31, 2005

     8. Your only responsibilities under this agreement are to make the purchases and provide the information prescribed herein. You have no obligation with respect to whether this agreement meets the provisions of Rule 10b5-1, and I hereby indemnify and hold harmless you, your officers and employees and any person who controls you within the meaning of the Exchange Act (each, an “Indemnified Person”) from and against any losses, claims, damages, expenses and liabilities to which any Indemnified Person may become liable arising out of or relating to (a) this agreement, (b) any assertion that this agreement does not satisfy Rule 10b5-1 or that any of the purchases made pursuant to this agreement constitute violations by me of Rule 10b-5, Rule 14e-3 of the Exchange Act, or any other federal, state or foreign securities laws or regulations prohibiting trading while aware of material nonpublic information, or (c) any related regulatory investigation or inquiry. This paragraph shall survive any termination of this agreement.

     9. In connection with your acceptance of this agreement, I represent that:

a.	I am not presently aware of any material nonpublic information about the Company or its securities;

b.	I am entering into this agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or any other provision of any federal, state or foreign securities laws or regulations;

c.	To my knowledge, the Company’s equity securities are not currently subject to a pension fund blackout period, and I am not presently aware of the actual or approximate beginning or ending dates of any pension fund blackout period regarding such securities;

d.	With respect to all purchases under this agreement, I have full responsibility for, and you shall have no obligations with respect to, compliance with (i) any reporting requirements under Sections 13 or 16 of the Exchange Act, (ii) the short-swing profit recovery provisions under Section 16 of the Exchange Act, and (iii) any state or foreign securities laws or regulations concerning trading while aware of material nonpublic information;

e.	I am aware that by granting you discretion to work the purchases of the shares as “not held” orders, (i) you may trade at the same price or a better price than that prescribed for purchases pursuant to this agreement and (ii) it is possible that shares might not be purchased notwithstanding the satisfaction of all the conditions set forth in this agreement for their purchase;

f.	I am aware that in order for this agreement to constitute a plan pursuant to Rule 10b5-1(c), I must not enter into or alter a corresponding or hedging transaction with respect to the Company common stock to be sold under this agreement; and

Banc of America Investment Services, Inc.
March 31, 2005

g.	I have received advice in connection with entering into this agreement from my legal counsel, and I understand the provisions of this agreement and their consequences. I am not relying on you for any legal advice.

     10. Except as otherwise provided herein, any notice required or permitted by this agreement will be deemed sufficient if in writing and if actually delivered or sent by certified mail (postage prepaid and return receipt requested), recognized courier service or facsimile (with confirmation receipt) addressed:

If to me, to:

John C. Malone 2002 Charitable Remainder Trust
12300 Liberty Boulevard
Englewood, CO 80112
Fax: 720-875-5394
E-mail: marty@libertymedia.com

If to you, to:
Banc of America Investment Services, Inc.
901 Main Street
Suite 1900
Dallas, Texas 75200
Attention: Richard Piatas
Fax: 214-209-1201
E-mail: richard.piatas@bankofamerica.com

With a copy to:

Banc of America Investment Services, Inc.
NC1-002-33-31
101 South Tryon Street
Charlotte, NC 28255-0001
Attention: Michael D. Hearn
Tel: (704) 387-7585
Fax: (704) 388-8021

     11. This agreement will be binding upon, and inure to the benefit of, me and my beneficiaries, legal representatives and permitted assigns and you and your successors and permitted assigns. Neither you nor I may assign this agreement without the written consent of the other, and any attempted assignment without consent shall be void; provided, however, that notwithstanding anything herein to the contrary, you may assign this agreement to an affiliate without obtaining prior consent, written or otherwise. Upon not less than 10 days prior written request, you will assign this agreement, without representation or warranty, to another brokerage firm designated by me in the request, and I agree that after the effective time specified in the assignment the assignee brokerage firm shall be solely responsible for your obligations under this agreement that would otherwise have arisen after that time.

Banc of America Investment Services, Inc.
March 31, 2005

     12. You and I acknowledge and agree that this agreement is a “securities contract” as such term is defined in Section 741(7) of Title 11 of the United States Code (or any successor section), entitled to all of the protections given such contracts under that Title.

     13. This agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to principles of conflict of laws). This agreement represents the entire agreement and understanding between us concerning the matters set forth herein and supersedes all prior statements and agreements with respect thereto. It may be amended or modified only by a writing signed by both you and me at a time when neither I nor your officers or employees who are involved with the amendment or modification are aware of any material nonpublic information about the Company.

[Signatures appear on following page]

Banc of America Investment Services, Inc.
March 31, 2005

     Please confirm that the foregoing is in accordance with your understanding by signing the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement.

JOHN C. MALONE 2002 CHARITABLE REMAINDER TRUST

By:	/s/ JOHN C. MALONE
John C. Malone
Trustee

Agreed as of the date first set forth above:

BANC OF AMERICA INVESTMENT SERVICES, INC.

By:	/s/ PHILLIP R. WHITE
Name:	Phillip R. White
Title:	Market Executive

Acknowledged:
/s/ RICHARD W. PIATAS
Name:	Richard W. Piatas